UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-38857

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 21-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Establishment of Subsidiaries

On December 17, 2021, China Xiangtai Food Co., Ltd. (the “Company”) formed SonicHash LLC (“SonicHash US”) under the laws of the State of Delaware.

Purchase Agreement and Service Agreement

On January 6, 2022, SonicHash US entered into a sales and purchase agreement (the “Purchase Agreement”) with HashCow LLC (“HashCow”), pursuant to which SonicHash US purchased 686 units of cryptocurrency mining equipment for a total purchase price of $5,995,640. The miners will be delivered to a facility located in Carthage, NY and will be maintained by YCD Petawatt Holdings LLC (“YCD”). Pursuant to the Main Service Agreement (the “Service Agreement”) by and between YCD and SonicHash US dated December 23, 2021, YCD will provide managerial and maintenance services at its facilities, including but not limited to rack space, electrical power, internet connection. The Service Agreement is effective for a term of 12 months and are automatically renewed for 12 months thereafter. SonicHash US will pay YCD electricity fees of $0.08 per KW and a one-time fee of $99 per unit. YCD can terminate the Service Agreement with a 90 days’ advance notice to SonicHash US. In the event that YCD terminates the Service Agreement without a reasonable reason, YCD shall be responsible for any costs and damages of SonicHash US. If SonicHash US terminates the Service Agreement without a reasonable reason, SonicHash US shall pay the electricity bill of three months as a fine. If SonicHash US determines that the effectiveness and profitability is lower than 5%, SonicHash US can terminate the Service Agreement and YCD shall be responsible for any costs and damages of SonicHash US.

The foregoing descriptions of the Purchase Agreement and the Service Agreement are qualified in their entirety by reference to the full text thereof, which are attached as Exhibits 10.1 and 10.2 hereto and incorporated by reference herein.

Press Release

Attached as Exhibit 99.1 is a press release of the Company, dated January 6, 2022, entitled, “China Xiangtai Food Co., Ltd. to Purchase 686 Spot Bitcoin Miners with Total Hash Rate of 63,000 TH/s”.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Sales and Purchase Agreement between SonicHash LLC. and HashCow LLC, dated January 6, 2022
10.2	Main Service Agreement between SonicHash LLC. and YCD Petawatt Holdings LLC, dated December 23, 2021
99.1	Press release “China Xiangtai Food Co., Ltd. to Purchase 686 Spot Bitcoin Miners with Total Hash Rate of 63,000 TH/s”, dated January 6, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2022	CHINA XIANGTAI FOOD CO. LTD.

	By:	/s/ Zeshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwoman of the Board